December 22, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Frank Knapp / Joyce Sweeney

Kathleen Collins

Re:                             Qunar Cayman Islands Limited
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed on April 29, 2015
Form 6-K
Filed on November 23, 2015
File No. 001-36144

SEC Comment Letter dated December 1, 2015

Ladies and Gentlemen:

Qunar Cayman Islands Limited (the “Company”) hereby makes the following statements in connection with the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated December 1, 2015 (the “Letter”), relating to the Company’s Form 20-F filed with the SEC on April 29, 2015 and Form 6-K filed with the SEC on November 23, 2015.

The Company hereby acknowledges that, in connection with the Company’s responses dated December 15, 2015 to the SEC’s Letter:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s request.  If you have any questions or comments about this letter or need any further information, please contact me at fax number (86-10) 5760-3001 or email address yilu.zhao@qunar.com.

Very truly yours,

/s/ Yilu Zhao

Yilu Zhao
Chief Financial Officer
Qunar Cayman Islands Limited

cc:                                Paul W. Boltz, Ropes & Gray

Xiaolu Zhu, Qunar Cayman Islands Limited